Anslow & Jaclin



July 9, 2008

Mr. John L. Krug
Division of Corporate Finance
Securities Exchange Commission
Mail Stop 0610
100 F Street, N.E.
Washington, D.C. 20549

         Re:        China Pharma, Inc.
                    Preliminary information statement filed June 27, 2008 File No. 0-29523

Dear Mr. Krug:

We represent China Pharma, Inc. (the "Company" or "China Pharma"). We are in receipt of your letter dated July 2, 2008 regarding the above referenced filing and the following are our responses. These changes are what we propose to include in the definitive 14c.

Amendment to the Bylaws
-----------------------

1. Please expand the discussion to include a description of any changes to your bylaws pertaining to corporate governance. The comparison should identify each of the changes to your existing bylaws and describe how these changes may impact shareholders.

              Answer: Please note that the 14c has been amended to include the following description of the changes to the bylaws pertaining to the corporate governance.

                           Section 2. STOCKHOLDERS

                           Notice of Meeting. Besides the notice requirements as set out in the original bylaws that a stockholder entitled to vote be given notice not less than 10 nor more than 60 days before the meeting, an exception to the usual requirements of notice of a meeting has been made to include notice of a meeting to act an amendment to the Certificate of Incorporation, a plan of merger or share exchange, the sale, lease, exchange or other disposition of all or substantially all of the Corporation's assets other than in the regular course of business or the dissolution of the Corporation shall be given not less than 20 or more than 60 days before such meeting.

                           Waiver of Notice. In addition to the waiver of notice
                           section in the original bylaws, the amended bylaws will also include the statement that notice of the time, place, and purpose of any meeting will be deemed to be waived by any stockholder by attendance



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                           in person or by proxy unless such  stockholder at the
                           beginning of the meeting objects to holding the meeting or transacting business at the meeting.

                           Advance Notice of Business at Annual Meeting. The section Advance Notice of Business at Annual Meeting has been added to the amended bylaws. This section specifies what is needed to properly bring business before an annual meeting. To be brought properly before an annual meeting, business must either be (1) specified in the notice of meeting given by or at the direction of the President or the Board, (2)
                           otherwise properly brought before the meeting by or at the direction of the Board, or (3) properly brought before the meeting by a stockholder. To be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of the corporation by the close of business on the Advance Notice Date. The amended bylaws also state what is required to be included in a stockholder's notice in order to be brought before the annual meeting. The Advance Notice Date shall be one of the following: (a) in the case of an annual meeting only, the date 75 days before the anniversary date of the prior year's meeting, if (i) there was an annual meeting in the prior year and (ii) the date of the current year's annual meeting is not more than 30 days before or after the anniversary date of the prior year's annual meeting; or (b) if clause (a) does not apply, the date 45 days prior to the date of the current year's annual meeting or a special meeting if at least 60 days' notice or prior public disclosure of the date of the current year's annual meeting or the special meeting is given or made; or
                           (c) if neither clause (a) not clause (b) applies, the date 15 days after the day on which notice of the date of the current year's annual meeting or the special meeting was mailed or public disclosure was made. The Chairman of an annual meeting shall, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting in accordance with the foregoing procedure, and if the chairman should so determine, he or she shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted.

                           Quorum. The original bylaws stated that a quorum constituted a majority of the stockholders of the corporation that are entitled to vote. The amended bylaws specify that one-third of the votes entitled to be cast on a matter by the holders of shares that are entitled to vote and be counted collectively upon such matter, represented in person or by proxy, shall constitute a quorum of such shares at a meeting of stockholders.

                           Manner of Acting. Unlike the original bylaws which did not have a manner of acting section, the amended bylaws contain a manner of acting section that states if a quorum is present, action on a matter other than


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                           the  election of  Directors  shall be approved if the
                           votes cast in favor of the action by the shares entitled to vote and be counted collectively upon such matter exceed the votes cast against such action by the shares entitled to vote and be counted
                           collectively  thereon,   unless  the  Certificate  of
                           Incorporation or the DGCL requires a greater number of affirmative votes.

                           Proxies. The amended bylaws add a proxy section, while the original bylaws incorporated proxies into the voting section. The original bylaws stated only that each stockholder is entitled to vote in person or by proxy and that no proxy shall be voted after three years from its date unless such proxy provides for a longer period. While this information is included in the proxy section in the amended bylaws, the proxy section also sets forth the requirements of a proxy by stating that a stockholder may vote by proxy executed in writing by the stockholder or by his or her attorney-in-fact or agent. Such proxy shall be effective when received by the Secretary or other officer or agent authorized to tabulate votes. A proxy with respect to a specified meeting shall entitle its holder to vote any reconvened meeting following adjournment of such meeting but shall not be valid after the final adjournment.

                           Inspectors of Election.  Unlike the original  bylaws,
                           the amended bylaws include a section on the Inspectors of Election. The Chairman of any meeting of the stockholders may appoint one or more Inspections of Election ("Inspectors") and any inspector may be removed, and a new inspector appointed, by the Board at any time. The Inspectors shall determine the number of shares of stock outstanding and the voting power of each, the shares of stock represented at the meeting, the existence of a quorum, the validity and effect of proxies, hear and determine all challenges and questions arising in connection with the right to vote, decide upon the qualifications of voters, accept, count, and tabulate all votes and ballots, declare the results of such vote and do such acts as are proper to conduct the election or vote with fairness to all stockholders entitled to vote thereat.

                           Section 3.  BOARD OF DIRECTORS

                           Number and Tenure. The amended bylaws limit the Board of Directors to no more than nine Directors, unlike the previous bylaws which allowed for an unlimited number and in an increase in the number of Directors. At each annual meeting of stockholders, directors shall be elected to serve until the next annual meeting or until his or her resignation or removal.

                           Annual and Regular Meetings. The previous bylaws stated that an annum Board meeting be held at such time and place as shall be fixed by a vote of the



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                           shareholders.  However, the amended bylaws state that
                           an annual Board meeting shall be held without notice immediately after and at the same place as the annual meeting of stockholders.

                           Special Meetings. The original bylaws mentioned that special meetings of the board may be called by the President or by the Secretary on the written request of any two directors. However, the amended bylaws specify that special meetings of the Board or any committee may be called by any one-third or more of the Directors in office and, in the case of any special meeting of any committee designated by the Board, by its Chairman.

                           Notice of Special Meetings. The amended bylaws change the amount of days notice to a director of a special Board or Committee meeting from two days to at least five days before the meeting, or by fax at least two days before the meeting.

                           Waiver of Notice. A waiver of notice section by writing or attendance of a Director at a Board or Committee meeting has also been included in the amended bylaws. There was no waiver of notice section in Article III DIRECTORS of the original bylaws.

                           Presumption of Assent. Unlike the previous bylaws, a presumption of assent section has been included into the bylaws to state that a Director of the Corporation who is present at a Board or committee meeting at which any action is taken shall be deemed to have assented to the action taken unless (a) the Director objects at the beginning of the meeting, or promptly upon the Director's arrival, to holding the meeting or transaction any business at such meeting,
                           (b) the Director's dissent or abstention from the action taken is entered in the minutes of the meeting, or (c) the Director delivers written notice of the Director's dissent or abstention to the presiding officer of the meeting before its adjournment or to the Corporation within a reasonable time after adjournment of the meeting.

                           Resignation. A Director is no longer limited to resigning through means of writing, but can also resign from the Board or any Committee of the Board at any time by delivering oral tender as well.

                           Executive and Other Committees. The amended bylaws delve deeper into the organization and function of various committees. The original bylaws contain only one section on the creation of committees and what they can and cannot do. The amended bylaws include such sections as minutes of meetings and removal of committee members by a decision made by a majority of the directors.



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                           Compensation.  Unlike the  previous  bylaws which did
                           not allow directors to be provided with a salary, the amended bylaws allow for the receipt of a salary as a Director or committee member by Board resolution. It
                           also   mentions   that  a  director  need  not  be  a
                           stockholder, a citizen of the United States, or a resident of the State of Delaware, while the original bylaws make no such distinction.

                           Interest of Director in a Transaction. The amended bylaws, unlike the original bylaws, include a section on the interest of a director in a transaction. This section states that no contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other Corporation, partnership, association or other organization in which one of more of its directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the Board or committee thereof which authorized the contract or transaction, or solely because his or their votes are counted for such purpose, if: (a) the material facts as to his relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee, and the Board or committee, in good faith, authorizes the contract or transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or
                           (b) the material facts as to his relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved, in good faith, by vote of the stockholders; or (c) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified, by the Board of Directors, a committee thereof, or the stockholders.

                           Section 5. CERTIFICATES FOR SHARES AND THEIR TRANSFER

                           Issuance of Shares. The amended bylaws added an issuance of shares section that states no shares of the Corporation shall be issued unless authorized by the Board, or by a committee designated by the board to the extent such committee is empowered to do so.

                           Certificates for Shares. The bylaws have also been amended to include in the Certificates for Shares section, a provision that states the Board may provide by resolution or resolutions that some or all of any or all classes or series of the Corporation's stock be uncertificated. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation (or the transfer agent or registrar, as the case may be). The bylaws also took out the option of the directors to require the owner of a lost or



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                           destroyed stock certificate to give the corporation a
                           bond, in such sum as they may direct to indemnify the corporation against any claim that may be made against it on account of the alleged loss of any such
                           certificate   or  the   issuance   of  any  such  new
                           certificate.

                           In addition, the provision allowing the Board of Directors to declare dividends upon the capital stock of the corporation has been removed from the amended bylaws.

                           Section 6.  INDEMNIFICATION

                           Actions by or in the Right of the Corporation. The indemnification section has been expanded upon in the amended bylaws to include actions by or in the right of the Corporation. Besides the sole indemnification statement contained in the original bylaws, the amended bylaws go on to state that the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he or she is or was a Director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a Director, officer, employee, agent of or participant in another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for gross negligence or misconduct in the performance of his or her duty to the Corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware court of chancery or such other court shall deem proper. It goes on to mention that the right of indemnity is not exclusive and that the Corporation may purchase and maintain insurance on behalf of any person who is or was a Director, officer, employee or agent of the Corporation.



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                           Section 8.  GENERAL PROVISIONS

                           Fiscal Year. Instead of the fiscal year being determined by resolution of the Board of Directors, the fiscal year has been specified in the amended by laws to begin the first day of January and end the last day of December.

                           Voting of Securities. Unlike the original bylaws, the amended bylaws now also include the provision stating that the President and the Secretary, and each other person authorized by the Board, each acting singly, may waive notice of, and act as, or appoint any person or persons to act as, proxy or attorney-in-fact for the Corporation at any meeting of stockholders or owners of other interest of any other corporation or organization the securities of which may be held by this Corporation.

The company acknowledges that:

o The company is responsible for the adequacy and accuracy of the disclosure in the filing; and

o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ANSLOW & JACLIN, LLP


By:  /s/ GREGG E. JACLIN
   ------------------------------
         GREGG E. JACLIN





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